SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

TAUNUSTURM TAUNUSTOR 1 60310 FRANKFURT AM MAIN Telephone No.: +49 (69) 74220-0 Facsimile No.: +49 (69) 74220-300 www.skadden.com April 4, 2018

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Securities and Exchange Commission

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Attention:	Franklin Wyman

Mark Brunhofer

Ada D. Sarmento

Mary Beth Breslin

Re:	MorphoSys AG

Draft Registration Statement on Form F-1

Submitted March 14, 2018

CIK No. 0001340243

Registration Statement on Form F-1

Filed March 22, 2018

File No. 333-223843

Dear Ms. Breslin:

On behalf of MorphSys AG (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on March 22, 2018.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 30, 2018 (the “Comment Letter”). The Amendment also

Mary Beth Breslin

Securities and Exchange Commission

April 4, 2018

includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Amendment No. 1 to Draft Registration Statement on Form F-1

Use of Proceeds, page 70

1.	Please specify how far in the clinical development of your MOR208, MOR202 and MOR106 product candidates you expect to reach using proceeds from the offering.

Based on the Staff’s comment, the Company has revised its disclosure on page 70 to specify how far in clinical development the Company expects to reach in respect of MOR208, MOR202, and MOR106, with the proceeds from the offering.

MOR208, page 100

2.	We note your revised disclosure concerning the number of evaluable patients in the L-MIND study. Please provide similar disclosure about other trials where the number of evaluable patients differed from the number of patients in the trial. For example, we note that you reference evaluable patients when discussing your Phase 2a Clinical Trial with MOR208 as single agent in r/r NHL including DLBCL, your Phase 2 Investigator-Sponsored Trial with MOR208 in CLL and your CLL Phase 1 trial.

Based on the Staff’s comment, the Company has revised its disclosure on pages 106 and 108 to disclose the number of evaluable patients in the Company’s Phase 2a clinical trial of MOR208 as a single agent in r/r NHL including DLBCL, the Phase 2 investigator-sponsored trial with MOR208 in CLL, and Xencor’s Phase 1 clinical trial in CLL.

Active Clinical Combination Trials, page 104

Mary Beth Breslin

Securities and Exchange Commission

April 4, 2018

3.	We note your response to our prior comment 9 and reissue in part. Please revise the disclosure in this section to include the actual definition for a grade 3 toxicity event used for this trial.

Based on the Staff’s comment, the Company has revised its disclosure on pages 104 and 105 to disclose the actual definition for a grade 3 toxicity event in the Company’s L-MIND study.

Phase 2a Clinical Trial with MOR208 as a single agent in r/r NHL including DLBCL, page 106

4.	We note your response to our prior comment 10 and reissue. Please revise to disclose and identify all of the serious adverse events patients experienced during this trial and the number of patients who experienced them. It appears that you have only disclosed the most frequently reported serious adverse events.

Based on the Staff’s comment, the Company has revised its disclosure on pages 106 and 107 to disclose all serious adverse events patients experienced during this trial.

Development of MOR202

Active Clinical Trials, page 110

5.	We note your response to our prior comment 12 and reissue. Please disclose in this section the actual definition used for a grade 4 adverse event. Please also disclose the expected safety signals that have been observed.

The Company respectfully advises the Staff that its previous disclosure included the definition of grade 4 thrombocytopenia (namely, the occurrence of a platelet count of below 25,000 per microliter). The Company has revised its disclosure on page 111 to provide further clarity. In addition, the Company has revised its disclosure on page 104 and 105 to provide a general description of adverse event grading.

Collaboration and License Agreement with Xencor, page 135

6.	We note your revised disclosure that Xencor will be eligible to receive royalty payments upon commercialization of MOR208 in the mid single-digit to low double-digit percentages based upon net sales of licensed antibody sold by you or your licensees. Please revise the royalty range to reflect no more than a 10% range.

Based on the Staff’s comment, the Company has revised its disclosure on page 138 to disclose the royalty range for the Company’s Collaboration

Mary Beth Breslin

Securities and Exchange Commission

April 4, 2018

and License Agreement with Xencor, reflecting no more than a 10 percentage point range.

Research and License Agreement with Janssen (formerly Centocor), page 135

7.	Please disclose the royalty range (not to exceed 10 percentage points) for the royalty payments that you are entitled to receive pursuant to this agreement.

Based on the Staff’s comment, the Company has revised its disclosure on page 138 to disclose the royalty range for the Company’s Research and License Agreement with Janssen, reflecting no more than a 10 percentage point range.

Patents, page 136

8.	We note your response to our prior comment 14 and reissue in part. Please revise your disclosure for HuCAL, Ylanthia and Slonomics to disclose the type of patent protection such as composition of matter, use or process. Please also revise your disclosure to identify when the most material patent in each patent portfolio will expire.

Based on the Staff’s comment, the Company has revised its disclosure on page 140 to disclose the type of patent protection and to identify when the most material patent in each patent portfolio will expire, each in respect of HuCAL, Ylanthia and Slonomics.

*         *        *

If you have any questions or require any additional information please call me at +49 69 7422 0170 or +49 172 6915034.

Sincerely yours,

/s/ Stephan Hutter

Stephan Hutter

CC:	Dr. Simon Moroney (Chief Executive Officer of MorphoSys AG)

Jens Holstein (Chief Financial Officer of MorphSys AG)

Charlotte Lohmann (General Counsel of MorphSys AG)

Mary Beth Breslin

Securities and Exchange Commission

April 4, 2018

Stephan Wyrobisch (PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft)

Brian J. Cuneo, Esq. (Latham & Watkins LLP)

Rüdiger Malaun, Esq. (Latham & Watkins LLP)